SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2017

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

São Paulo, September 21, 2017

TO

B3 – BRASIL, BOLSA, BALCÃO (“B3”)

Praça Antônio Prado, 48, 2º andar

CEP 01010-010, São Paulo – SP

Company Oversight Department

Attn:     Ms. Lúcia da Costa Pereira – Superintendent of Company Oversight (acting)

Cc.: Securities and Exchange Commission of Brazil (CVM)

Attn:     Mr. Fernando Soares Vieira – Company Relations Superintendent

Mr. Francisco José Bastos Santos – Market Relations and Intermediaries Superintendent

Ref.: Official Letter 1544/2017-SAE

Dear Sir/Madam,

In reference to Official Letter 1544/2017-SAE (“Letter”), dated September 20, 2017, through which you requested clarifications from Braskem S.A. (“Braskem” or “Company”), as transcribed below:

 “Ref.: Atypical stock movements

Dear Managers,

In view of the recent fluctuations in your stock price, number of orders and trading volume, as shown below, we request that you inform, by Sept. 21, 2017, if there is any fact that you are aware of to justify them.

PNA Stock
Price (R$ per share)
Date	Opening	High	Low	Average	Closing	Fluct. %	No. of orders	Trading Vol.	Fcl. Trading Vol.
06/09/2017	39.32	39.19	40.78	40.22	40.37	3.54	14,005	2,525,700	101,573,861.00
08/09/2017	40.21	38.81	40.27	39.35	39.34	-2.55	6,319	1,429,900	56,271,203.00
11/09/2017	39.99	39.67	41.08	40.62	40.78	3.66	7,863	1,299,700	52,799,696.00
12/09/2017	40.79	40.79	42.10	41.71	41.30	1.28	7,325	1,313,800	54,803,540.00
13/09/2017	41.90	40.59	42.09	41.10	41.00	-0.73	7,501	1,485,000	61,029,800.00
14/09/2017	41.00	40.64	41.40	41.01	40.86	-0.34	5,154	909,700	37,308,336.00
15/09/2017	41.40	40.89	41.85	41.33	41.30	1.08	10,174	1,952,200	80,692,005.00
18/09/2017	41.57	40.90	41.94	41.35	41.29	-0.02	4,985	1,013,600	41,915,686.00
19/09/2017	41.60	41.44	42.66	42.08	42.21	2.23	5,863	1,095,200	46,082,465.00
20/09/2017*	42.66	42.58	44.53	44.07	44.30	5.17	4,798	1,184,400	52,204,633.00

* Updated as of 12:09 p.m.

In this regard, Braskem clarifies that it is not aware of any material fact or act that justifies the recent fluctuations in its stock price, number of orders and trading volume. Furthermore, the Company’s management is not aware of any fact that has not been disclosed to the market or that is not public knowledge that could justify the fluctuations in its stock during the period from Sept. 6, 2017 and Sept. 20, 2017.

For more information, contact Braskem’s Investor Relations Department by calling +55 (11) 3576-9531 or by sending an e-mail to braskem-ri@braskem.com.br.

Sincerely,

Pedro van Langendonck Teixeira de Freitas

Chief Financial and Investor Relations Officer

Braskem S.A.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 21, 2017
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.